FORM 61

QUARTERLY REPORT

Incorporated as part of:		Schedule A
	X	Schedules B & C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER     TERYL RESOURCES CORP.

ISSUER’S ADDRESS     185 - 10751 SHELLBRIDGE WAY, RICHMOND, BC V6X 2W8

ISSUER’S TELEPHONE NUMBER     (604) 278-5996

CONTACT PERSON     JOHN ROBERTSON

CONTACT’S POSITION     PRESIDENT

CONTACT’S TELEPHONE NUMBER     (604) 278-5996

FOR QUARTER ENDED     MAY 31, 2000

DATE OF REPORT     OCTOBER 11, 2000

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

“JOHN ROBERTSON”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

“BRIAN CHERRY”	00/10/11
NAME OF DIRECTOR	DATE SIGNED (YY/MM/DD)

TERYL RESOURCES CORP.

SECURITIES ISSUED

DURING THE QUARTER ENDED MAY 31, 2000

DATE OF	TYPE OF	TYPE OF	NUMBER/		TOTAL	TYPE OF
ISSUE	SECURITY	ISSUE	AMOUNT	PRICE	PROCEEDS	CONSIDER.	COMMISSION

		STOCK

5/13/2000	COMMON	OPTION	75,000	0.34	25,500.00	CASH	NIL

OPTIONS GRANTED
DATE					EXPIRY
GRANTED	NUMBER	TYPE	NAME	PRICE	DATE

NIL

SCHEDULE B - 3

TERYL RESOURCES CORP.

AUTHORIZED AND ISSUED SHARE CAPITAL

AS AT MAY 31, 2000

AUTHORIZED SHARE CAPITAL:
		AUTHORIZED	NUMBER
CLASS	PAR VALUE	NUMBER	ISSUED	AMOUNT

COMMON	N.P.V.	30,000,000	23,033,238	6,020,427.00

PREFERRED	$ 1.00	5,000,000	0	0.00

	OPTIONS AND WARRANTS OUTSTANDING
			EXERCISE	EXPIRY
	SECURITY	NUMBER	PRICE	DATE
SENIOR OFFICER'S OPTION	COMMON	50,000	$0.20	FEB. 27/02
SENIOR OFFICER'S OPTION	COMMON	50,000	$0.15	NOV. 16/03
SENIOR OFFICER'S	COMMON	50,000	$0.15	NOV. 16/03
DIRECTOR'S	COMMON	500,000	$0.15	MAR. 17/04
EMPLOYEE'S	COMMON	10,000	$0.15	MAR. 17/04
PRIVATE PLACEMENT	COMMON	1,760,000	$0.18	MAR. 22/01
WARRANTS
		2,420,000

	SHARES IN ESCROW OR SUBJECT TO POOLING
		NUMBER OF
		SHARES
	ESCROWED	NIL
	POOLED	NIL

LIST OF DIRECTORS
JOHN ROBERTSON
SUSANNE ROBERTSON
BRIAN CHERRY

TERYL RESOURCES CORP.
for the year ended May 31st , 2000
Schedule C - Management Discussion	Page 1

On October 1st, 1999 the Company announced that a joint venture mineral agreement was completed on the Westridge claims located in the Fairbanks Gold mining district with Kinross Gold Corporation ("Kinross") and the Company's subsidiary, Teryl, Inc. The terms and conditions of the option agreement allowing Kinross to vest in the joint venture include:

$	Kinross to expend $1,500,000.00 US funds over a five-year period.
$	Kinross to make payments of $285,000.00 US over the five-year period to Teryl, Inc., including $1,000,000.00 US in advanced royalty payments over five annual payments of $200,000.00 US.

Upon completion of the expenditure program for $1,500,000.00 US and completion of the annual payments Kinross will earn a 70% interest and Teryl, Inc. will retain a 30% interest in the Westridge Claims.

The Westridge Claims consist of 53 units which are 100% owned by Teryl, Inc. The claims are adjacent to the True North Gold deposit which is reported to contain 1.3 million ounces of gold and to the producing Fort Knox Gold deposit which is reported to contain 4,100,000 ounces of gold at a value of 0.03 ounces of gold per ton.

On December 14th, 1999, the Company announced that it had been notified by Kinross that a first quarter budget for the Gil claim joint venture was approved for $590,000 US which is part of a proposed $1.4 million US year 2000 budget. The budget for 2000 will consist of a 60 hole drilling program for a total of 27,000 feet on the Gil claims, core and RC drilling.

As reported in the Company's News Release dated March 16, 1999 the polygonal resource calculation reported by Kinross on the main Gil zone estimated an indicated resource of 6.5 million tons with an average grade of 0.042 ounces of gold per ton and an inferred resource of 4.2 million tons with an average grade of 0.039 opt gold for a combined total minerals resource estimate of 10.7 million tons with an average grade of 0.04 opt gold totalling 433,000 ounces.

By News Release dated January 6th, 2000, the Company announced that a progress report for the 1999 Gil Venture season had been received from Kinross. All three of the drill holes which targeted the Main Gil calc-silicate horizon intercepted significant gold mineralization. Mineralization is in excess of 2,500 feet along strike and drill tested to a depth of 600 feet. Mineralization is primarily stratabound within a metamorphic package and is hosted in two or possibly three calc-silicate horizons. Trench and core assays are consistent with grades indicated by RVC drilling.

.    .    .   2

Schedule C - Management Discussion	Page 2

Six out of eleven drill holes in the "North Gil" area intercepted significant gold mineralization. The North Gil mineralized zone currently encompasses an area 1,000 feet long by 400 feet wide. Mineralization is primarily associated with quartz veining within the metamorphic rock and is open to the north, south, and west.

Soil sampling outlined new areas with anomalous gold values in the North Gil area and in the eastern portion of the Gil Venture claim block.

Geophysical data revealed previously unknown geologic structures trending east to west and in northeast directions. This data also outlined new exploration targets on the east-side of Slippery Creek and in All Gold Creek.

On February 14, 2000 the Company announced that the initial drilling program on the Gil Claims was commenced on the joint venture gold prospect near Fairbanks, Alaska. Kinross notified the Company that approximately 50 holes with an estimated total footage of 27,000 feet would target the northeast extension of the Main Gil zone.

By News Release dated April 18, 2000 the Company announced that it had received assay results on this years first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This years initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			MAIN GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)
			133	115' - 145'	30' of .033
116	440' - 520'	80' of .036
			133	165' - 200'	35' of .133
117	270' - 290'	20' of .05
			137	10' - 130'	120' of .045
117	310' - 350'	40' of .05
			138	55' - 105'	50' of .065
118	200' - 250'	50' of .04	138	200' - 245'	45' of .086
			138	280' - 300'	20' of .04
119	130' - 140'	10' of .04
119	385' - 395'	10' of .06	139	15' - 80'	65' of .12
			139	190' - 255'	65' of .03
121	355' - 390'	35' of .033
			149	55' - 90'	35' of .04
126	185' - 200'	15' of .026

127	10' - 40'	30' of .017

128	70' - 80'	10' of .034

129	50' - 65'	15' of .067

130	115' - 130'	15' of .124
130	260' - 275'	15' of .176
130	360' - 385'	25' of .02
130	440' - 545'	105' of .04

MAIN GIL DRILL RESULT

Schedule C - Management Discussion	Page 3

NORTH GIL DRILL RESULT			SLIPPERY CREEK
HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)

122	240' - 260'	20' of .15	131	110' - 125'	15' of .027

123	70' - 85'	15' of .015
123	105' - 130'	25' of .038
123	170' - 185'	15' of .33

124	195' - 220'	25' of .046
124	360' - 375'	15' of .04

146	30' - 60'	30' of .09
146	95' - 145'	50' of .035
146	170' - 185'	15' of .035
146	205' - 225'	20' of .054

147	45' - 85'	40' of .24
147	340' - 400'	60' of .03

On June 5th, 2000, the Company announced that it had received additional assay results on this year's first phase drilling and exploration program on the Gil Claims joint venture from Kinross. This year's initial program consists of approximately 50 drill holes to mainly test the expansion of the Gil Main Zone, defining a resource on the North Gil, a newly discovered zone and to test other geochemical and geophysical targets.

The results on the potential economic value holes are as follows:

MAIN GIL DRILL RESULT			NORTH GIL DRILL RESULT
HOLE #	INTERVAL	AU (opt)	HOLE #	INTERVAL	AU (opt)
145	45' - 125'	80' of .047	153	150' - 165' 15'	of .046
			153	210' - 235' 25'	of .036
158	505' - 530'	25' of .057	153	335' - 360' 25'	of .032
			154	110' - 125' 15'	of .040
			155	320' - 335' 15'	of .082

On September 12th, 2000, the Company announced that stock options had been granted to two directors to purchase an aggregate of 1,075,000 common shares of the Company, exercisable for a period of five years from September 12th, 2000, at a price of $0.24 per share.